October 3, 2022

VIA EDGAR TRANSMISSION

Ms. Joanna Lam

Ms. Myra Moosariparambil

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brazilian Electric Power Company Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 6, 2022 File No. 001-34129 Response to Staff Comment Letter Dated September 20, 2022

Dear Ms. Lam and Ms. Moosariparambil:

Reference is made to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) received by the Brazilian Electric Power Company (“Eletrobras” or the “Company”) on September 20, 2022, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”). For your convenience, the Staff’s comment has been restated below in its entirety, with the response to the particular comment set out immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	Comment: Please amend your filing to include an audit report from your auditor that covers the financial statements for the year ended December 31, 2019. Refer to Item 8.A.3 of Form 20-F.

Response:

The omission of the reference to the year ended December 31, 2019 in the audit report was an oversight. PricewaterhouseCoopers Independent Auditors Ltda has now provided an audit report that covers the Company’s financial statements as of December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021 (the “Revised Audit Report”). On the date hereof, the Company is filing an amendment to its Annual Report which includes the Revised Audit Report.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Jonathan Zonis, the Company’s counsel, at +1 212 878 3250 or me at +55 21 2514-6435.

Sincerely,

/s/ Elvira Baracuhy Cavalcanti Presta

Brazilian Electric Power Company
By: Elvira Baracuhy Cavalcanti Presta
Title: Chief Financial Officer